UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  January 24, 2016

JOHNSON CONTROLS, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	1-5097	39-0380010
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5757 North Green Bay Avenue Milwaukee Wisconsin	53209
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 414-524-1200

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement. Merger Agreement

On January 24, 2016, Johnson Controls, Inc., a Wisconsin corporation (“JCI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tyco International plc, an Irish public limited company (“Tyco”), and certain other parties named therein, including Jagara Merger Sub LLC, a Wisconsin limited liability company and indirect wholly owned subsidiary of Tyco (“Merger Sub”).  Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into JCI (the “Merger”), with JCI surviving the Merger as an indirect wholly owned subsidiary of Tyco.  At the effective time of the Merger, Tyco will change its name to “Johnson Controls plc” and will trade under the ticker symbol “JCI.”  We refer to Tyco following such time as the “Combined Company.”

As a result of the Merger, each outstanding share of JCI common stock (the “JCI Shares”), other than shares held by JCI, its subsidiaries, Tyco or Merger Sub, will be converted into the right to receive (subject to proration as described below), at the holder’s election, either: (i) one (1) (the “Exchange Ratio”) ordinary share of the Combined Company (the “Share Consideration”); or (ii) an amount in cash equal to $34.88 (the “Cash Consideration”).  Elections will be prorated so that JCI shareholders will receive in the aggregate approximately $3.864 billion of cash in the Merger (the “Aggregate Cash Consideration”).  Holders that do not make an election will be treated as having elected to receive the Share Consideration.  The Exchange Ratio takes into account the effects of a Tyco share consolidation contemplated by the Merger Agreement whereby, immediately prior to the Merger, every issued and unissued ordinary share of Tyco (each, a “Tyco Share”) will be consolidated into 0.955 of a share of Tyco.

Each outstanding award granted under JCI’s equity-based compensation plans denominated with respect to JCI Shares will be converted into an award of the same type and equivalent value denominated with respect to shares of the Combined Company.  Such converted awards generally will be subject to the same terms and conditions as applied to the corresponding awards immediately prior to consummation of the Merger.  Each outstanding award granted under Tyco’s equity-based compensation plans denominated with respect to a Tyco Share will be equitably adjusted in connection with the Tyco share consolidation.

The completion of the Merger is subject to certain closing conditions, including, among others, (i) the approval and adoption of the Merger Agreement by holders of two thirds of the JCI Shares entitled to vote on such matter, (ii) the approval by the Tyco shareholders, at a special meeting of the Tyco shareholders (the “Tyco Special Meeting”) of (A) the issuance of Tyco shares in connection with the Merger, (B) the Tyco share consolidation and (C) the increase in Tyco’s authorized share capital, in each case, by a majority of the votes cast on these matters at the Tyco Special Meeting, and of certain amendments to Tyco’s articles of association, including a change of its name to “Johnson Controls plc,” by at least 75% of the votes cast on these matters at the Tyco Special Meeting (clause (ii) collectively, the “Tyco Shareholder Approvals”), (iii) the expiration or termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the consent of, or filing with, certain specified antitrust authorities, and certain other customary regulatory approvals, and (iv) Tyco’s obtaining the financing required to close the Merger on the terms set forth in the Merger Agreement.

The Merger Agreement contains representations and warranties that expire at the effective time of the Merger, as well as covenants, including covenants providing for each of the parties and their subsidiaries to conduct their business in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger and to use reasonable best efforts to cause the Merger to be consummated. The Merger Agreement also includes covenants requiring each of JCI and Tyco not to solicit, initiate or knowingly encourage any inquiries, proposals or offers relating to alternative business combination transactions or, subject to certain exceptions, engage in any discussions or negotiations with respect thereto or furnish any nonpublic information in furtherance thereof. The Merger Agreement also requires each of JCI and Tyco to call and hold a special meeting of shareholders, and, subject to certain limited exceptions, requires JCI’s board of directors to recommend the approval of the Merger Agreement and Tyco’s board of directors to recommend the Tyco Shareholder Approvals at such meetings. Either party’s board of directors is also permitted to change its recommendation in response to a “superior proposal” or an “intervening event” (as defined with respect to JCI or Tyco, as applicable, in the Merger Agreement).

The Merger Agreement contains specified termination rights, including, among others, the right of either party to terminate the Merger Agreement (i) if the requisite shareholder approvals have not been obtained, (ii) if the board of directors of the other party effects a change of recommendation, (iii) if the closing has not occurred by October 24, 2016, subject to extension to January 24, 2017 in certain circumstances, (iv) if in response to certain intervening events (subject to the limitations set forth in the Merger Agreement) or (v) if there is a material breach by the other party of any of its representations, warranties or covenants, subject to certain conditions.

The Merger Agreement provides, among other things, that a fee is payable if the Merger Agreement is terminated in the following circumstances:  (i) if a party willfully breaches its non-solicitation obligations or its obligation to call a special meeting of its shareholders and the other party’s board of directors confirms that it does not intend to change its recommendation, the party that willfully breached such obligations must pay, following a termination by the other party of the Merger Agreement, a termination fee of $375 million; (ii) if a party’s board of directors effects a change of recommendation in response to a “superior proposal” or an “intervening event” that is not a change or proposed change in law, and the other party’s board of directors confirms that it does not intend to change its recommendation, the party whose board of directors changed its recommendation must pay, following a termination by the other party of the Merger Agreement, a termination fee of $375 million; (iii) if one party’s board of directors effects a change of recommendation in response to an “intervening event” that is a change or proposed change in law and the other party’s board of directors confirms that it does not intend to change its recommendation, the party whose board of directors changed its recommendation must pay, following a termination by the other party of the Merger Agreement, a termination fee of $500 million; (iv) if a party terminates the agreement in response to an “intervening event” that is a change or proposed change in law and the other party’s board of directors confirms that its board has determined that the transaction continues to be in the interests of the other party’s shareholders, the party that terminates the Merger Agreement must pay a termination fee of $500 million; (v) if a party receives a competing proposal, that party’s shareholders subsequently vote down the transaction, and that party consummates or enters into a definitive agreement providing for a competing proposal within 12 months, such party must pay a termination fee of $375 million; and (vi) if a party’s shareholders vote down the transaction and the other party’s shareholders approve the transaction (and neither party’s board of directors changes its recommendation), the party whose shareholders voted down the transaction must reimburse the other party’s expenses up to a cap equal to $35 million plus, in the case of payment to Tyco, up to $65 million of financing costs.

At the effective time of the Merger, the board of directors of the Combined Company will consist of eleven directors, six of whom will be directors of the JCI board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing.  The eleven directors of the Combined Company will include the current Chief Executive Officer of JCI, the current Chief Executive Officer of Tyco, and nine other directors to be mutually agreed between JCI and Tyco.  One of the six directors from the JCI board of directors prior to the closing shall be elected independent lead director of the board of directors of the Combined Company.  As of the effective time of the Merger, Alex A. Molinaroli, JCI’s current Chairman, President, and Chief Executive Officer, will be appointed as Chief Executive Officer of the Combined Company, and George R. Oliver, Tyco’s current Chief Executive Officer, will serve as President and Chief Operating Officer of the Combined Company.  Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer).  At that time, Mr. Molinaroli will become the Executive Chair, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months.  Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Chairman) (the “Second Succession Date”), Mr. Oliver will become Chairman and Chief Executive Officer of the Combined Company.  From the effective time until the date that is three months after the Second Succession Date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the Combined Company other than as described in this paragraph would require the affirmative vote of at least 75% of the non-executive directors of the Combined Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about JCI, Tyco, Merger Sub or their respective subsidiaries and affiliates and should not be relied on as disclosures about JCI, Tyco, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains covenants, representations and warranties by JCI, on the one hand, and by Tyco and Merger Sub, on the other hand, made solely for the benefit of the other. The assertions embodied in those covenants, representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain covenants, representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between JCI, on the one hand, and Tyco and Merger Sub, on the other hand. Accordingly, the covenants, representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about JCI, Tyco, Merger Sub or their respective subsidiaries and affiliates at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in JCI’s public disclosures.

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 24, 2016, JCI entered into an Amended and Restated Executive Employment Agreement (the “Amended Employment Agreement”) and an Amended and Restated Change of Control Executive Employment Agreement (the “Amended COC Agreement”) with Alex A. Molinaroli, JCI’s Chairman, President, and Chief Executive Officer.  The Amended Employment Agreement, which replaces Mr. Molinaroli’s existing employment agreement, expands the definition of cause and makes certain additional technical changes.

The Amended COC Agreement, which replaces Mr. Molinaroli’s existing change of control employment agreement, will become effective upon consummation of the Merger and supersede the Employment Agreement.  Pursuant to the Amended COC Agreement, Mr. Molinaroli has agreed to the terms of the succession plan described above, including his transition from Chief Executive Officer to Executive Chairman no later than 18 months following consummation of the Merger.  Under the terms of the Amended COC Agreement, the Merger will be deemed to constitute a “change of control,” although the provisions of the agreement related to guaranteed continued compensation will not apply in respect of the change of control triggered by the Merger (other than with respect to base salary).  In addition, the Amended COC Agreement provides for (1) a $10 million cash retention award and (2) a Combined Company restricted stock unit award having an aggregate grant date fair value equal to $10 million (collectively, the “Inaugural Awards”), which Inaugural Awards will vest on the date that is 30 months following the closing of the Merger, subject to Mr. Molinaroli’s continued employment and to accelerated vesting upon his earlier death or disability.

The foregoing description of the Amended Employment Agreement and Amended COC Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Employment Agreement and Amended COC Agreement, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and the terms of which are incorporated herein by reference.

*                                         *                                         *

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Item 9.01    Financial Statements and Exhibits

(d) Exhibits:

2.1	Agreement and Plan of Merger, dated as of January 24, 2016, by and among Johnson Controls, Inc., Tyco International plc, and certain other parties named therein, including Jagara Merger Sub LLC*.
10.1	Amended and Restated Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli.
10.2	Amended and Restated Change of Control Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli.

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON CONTROLS, INC.

January 27, 2016	By:	/s/ Brian J. Stief
		Name:	Brian J. Stief
		Title:	Executive Vice President and Chief Financial Officer